Mail Stop 3010

July 9, 2009

Charles A. Ruys de Perez, General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Registration Statement on Form S-11**
> **Filed June 12, 2009**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991).

2.   We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

5.   We note that your Manager has agreed to purchase shares in you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

6.   Please update your disclosure to discuss the current status of your application to serve as one of the PPIP Legacy Securities Program investment managers.

Prospectus Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

8.   Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 10.

Summary, page 1

9.   Please limit the disclosure in the summary to include concise descriptions of the more detailed disclosure found elsewhere in the prospectus, rather than repeating information in its entirety. We note, for example only, disclosure regarding your investment guidelines, risk management, and recent regulatory developments.

Our Manager, page 2

10.   Throughout your registration statement you utilize industry jargon. For example
        only, please provide a better explanation for macro level insights, top-down
        strategy, bottom-up approach, econometric data and the Markit indices. If you
        must include technical terms in the body of your prospectus that are understood
        only by industry experts, you must make every effort to concisely explain these
        terms *where you first use them*. In addition, please do not use technical terms or
        industry jargon in your explanations.

11.   Please update the figures in this section and throughout the registration statement
        to reflect results as of the most recent fiscal quarter.

Our Target Assets, page 3

12.   Based on your current expectations and estimates, please revise your disclosure to
        assign percentages to each asset class to clarify the potential makeup of your
        investment portfolio. Please provide similar disclosure in your use of proceeds
        section.

13.   We note that you intend to invest in commercial mortgage-backed securities that
        "were rated in the highest rating category." Please revise to clarify if there is a
        current minimum rating you will limit your investments to in the noted asset class.

14.   As it is indicated pages 4 and 77, we note that non-Agency and Agency RMBS
        that you acquire could be secured by fixed-rate mortgages, adjustable rate
        mortgages, or hybrid ARMs. Please also disclose whether such securities may be
        secured by sub-prime, Alt-A, and/or prime loans.

Our Financing Strategy, page 7

15.   Please include a statement, if true, that there are no limits on the amount of
        leverage that you may use.

Management Agreement, page 12

16.   Please revise your disclosure to explain how you will calculate the "retained
        earnings" underlying the base management fee.

17.   We note your disclosure on page 14 that you will reimburse your Manager for certain salary expenses. Please specifically state whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Conflicts of Interest, page 15

18.   Please revise this section to disclose the amount of time your Manager expects to allocate to this program.

Risk Factors, page 20

19.   Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

There is no assurance . . . ., page 38

20.   Please update this risk factor to disclose that there were no participants in the first round of CMBS TALF that recently occurred and that there may be a lack of assets that are eligible for the program.

Distribution Policy, page 60

21.   We note your disclosure on pages 52 through 53, which indicates that distributions may be paid in shares of your common stock at the election of your shareholders. Please add disclosure to describe the stock election process.

22.   Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, please revise to discuss the possible sources of distribution payments, including the source of any distribution payments made before you have acquired your target assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies, page 65

Securities Held for Investment, page 66

23.   We note that all securities classified as available-for-sale will be reported at fair value, based upon market prices from third-party sources when available. To the extent that such information will not be available, please clarify to how you plan to determine fair value of these securities.

Business, page 75

Our Target Assets, page 77

24.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

25.   We note that the loans collateralizing your mortgage-backed securities will be comprised of adjustable-rate, hybrid, and fixed rate loans. Please revise to elaborate on how the mix of loans collateralizing your mortgage-backed securities affects your business by discussing the risk and benefits associated with each type. If possible, please provide the breakdown you intend on having based on the various types.

Conflicts of Interest, page 110

26.   Please describe the "certain procedures" designed to ensure that no single client is intentionally favored over another.

Certain U.S. Federal Income Tax Considerations, page 134

27.   You are required to disclose a description of "material" aspects of federal tax consequences, rather than "certain" federal tax consequences. Revise the heading of this section to clarify that the disclosure addresses the "material" tax consequences.

28.   Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

Financial Statements

Note 2 – Formation of the Company and Initial Public Offering, page F-4

29.   As it is indicated on page 12, we note that you plan to enter into a management
        agreement with Western Asset Management Company (WAM) prior to the
        completion of the offering. To the extent the terms and conditions of the
        agreement have been determined, revise your footnotes to disclose the significant
        terms of the agreement. In addition, quantify the amounts and/or percentages
        payable to WAM. Finally, disclose the methodology that will be used to identify
        and measure costs allocated by WAM to be reimbursed by the company such as
        office, internal and overhead expenses.

Exhibits

30.   Please file all required exhibits as promptly as possible. If you are not in a
        position to file your legal and tax opinions with the next amendment, please
        provide a draft copy for us to review.

31.   Please tell us why you are filing the "Form of" various agreements. Explain why
        you are not able to file final, executed agreements prior to effectiveness of the
        registration statement.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq.